                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           Sirius Satellite Radio Inc.
                                (Name of Issuer)

                          Common Stock, par value $.001
                         (Title of Class of Securities)

                                    82966U103
                                 (CUSIP Number)

       Avi Katz, Vice President and Secretary, Space Systems/Loral, Inc.,
   c/o Loral SpaceCom Corporation, 600 Third Avenue, New York, New York 10016
                                 (212) 697-1105
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  March 7, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82966U103                         13D                Page 2 of 7 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Space Systems/Loral, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     00
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        58,964,981
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    58,964,981
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     58,964,981
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 82966U103                         13D                Page 3 of 7 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Loral Space & Communications Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     00
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Bermuda
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        58,964,981
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    58,964,981
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     58,964,981
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1. Security and Issuer

            This statement on Schedule 13D (this "Statement") relates to shares of Common Stock, $.001 par value per share (the "Sirius Common Stock"), of Sirius Satellite Radio Inc., a Delaware corporation (the "Company" or "Sirius"). The principal executive offices of the Company are located at 1221 Avenue of the Americas, New York, New York 10020.

Item 2. Identity and Background

            This Statement is filed by and on behalf of Space Systems/Loral, Inc., a Delaware corporation ("SS/L") and Loral Space & Communications Ltd., a Bermuda company ("Loral"). SS/L is a wholly owned subsidiary of Loral. SS/L is engaged in the design and manufacture of satellites and space systems and the development of satellite technology and has its principal office at 3825 Fabian Way, Palo Alto, California 94303. Loral is engaged in the space and telecommunications business and has its principal office c/o Loral SpaceCom Corporation at 600 Third Avenue, New York, New York 10016.

            The name, citizenship, business address, position and principal occupation of each of the executive officers and directors of SS/L and Loral are set forth on Schedule I of this Statement (the "Executive Officers and Directors").

            During the last five years, neither SS/L nor Loral, nor to the best knowledge of SS/L or Loral, any of the Executive Officers and Directors has been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations

            On October 14, 2002, SS/L entered into a Lock-Up Agreement (the "Lock-Up Agreement") with the Company and certain other holders of Sirius' debt securities and preferred stock, pursuant to which SS/L agreed, as part of Sirius' overall restructuring plan, to exchange up to $50 million principal amount (excluding accrued interest thereon) of Sirius indebtedness held by it (the "Sirius Note") for shares of Sirius Common Stock. This exchange was effected on March 7, 2003 when Sirius issued to SS/L 58,964,981 shares of its common stock in return for cancellation of the Sirius Note.

Item 4. Purpose of Transaction

            SS/L acquired the Sirius Common Stock pursuant to Sirius' exchange offer for its outstanding indebtedness, which exchange offer was made as part of Sirius' overall restructuring plan. SS/L and Loral may make further purchases of Sirius Common Stock from time to time. The Sirius Common Stock acquired by SS/L in the exchange offer has been registered under the Securities Act of 1933, as amended (the "Securities Act"). Assuming favorable market conditions, SS/L intends to dispose of all or substantially all of its Sirius Common Stock over time.

            The Executive Officers and Directors may make purchases of shares of Sirius Common Stock from time to time and, subject to any applicable restrictions under the Securities Act, may dispose of any or all of the shares of Sirius Common Stock held by them at any time.

            As part of Sirius' overall restructuring plan, Sirius obtained the approval of its shareholders (i) to the issuance of common stock in connection with its restructuring plan, including without limitation, the issuance of common stock in exchange for its outstanding indebtedness and (ii) to amend its certificate of incorporation to increase the authorized number of shares of its common stock. Pursuant to the Lock-Up Agreement, the board of directors of Sirius will be reconstituted upon the consummation of the restructuring as follows: four members recommended by the informal creditors' committee (in which SS/L participates as a member), one member appointed by Apollo Management, L.P. and its affiliates; one member appointed by The Blackstone Group L.P. and its affiliates and one member appointed by Sirius' management. Except as set forth in this Item 4, neither SS/L or Loral nor, to the best knowledge of SS/L or Loral, any of the Executive Officers and Directors, has any plans or proposals that relate to or would result in any of the consequences set forth in Sections
(a) through (j) of Item 4 of Schedule 13D. Each of SS/L and Loral and each of the Executive Officers and Directors may, at any time, review or reconsider its or his position with respect to the Company and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5. Interest in Securities of the Company

            (a)-(b) SS/L beneficially owns for purposes of Section 13(d) of the Securities Exchange Act of 1934 ("Beneficially Owns") and is the holder of record of 58,964,981 shares of Sirius Common Stock representing 6.5% of the outstanding shares of the Company. Since Loral, as the parent company of SS/L, controls SS/L, SS/L and Loral share the power to vote and dispose of the 58,964,981 shares of Sirius Common Stock held of record by SS/L and, accordingly, Loral may be deemed to Beneficially Own such shares of Sirius Common Stock.

            To the best knowledge of Loral, the Executive Officers and Directors Beneficially Own the number of shares of Sirius Common Stock set forth opposite their names on Schedule I hereto. To the best knowledge of SS/L and Loral, except as otherwise set forth on Schedule I hereto, the Executive Officers and Directors have sole voting and dispositive power with respect to their respective shares of Sirius Common Stock. The respective percentage interests of the Executive Officers and Directors are set forth opposite their names on
Schedule I hereto.

            (c) The trading date, number of shares of Sirius Common Stock purchased and price per share (excluding commissions, if any) for all transactions by SS/L, Loral and the Executive Officers and Directors for the 60-day period preceding March 14, 2003 through the date hereof are set forth on
Schedule II hereto. SS/L acquired its shares of Sirius Common Stock directly from the Company upon closing of the exchange offer. All other transactions in the Sirius Common Stock described on Schedule II hereto were effected on the Nasdaq National Market.

            (d) Other than SS/L, with respect to the Sirius Common Stock owned by SS/L, and the Executive Officers and Directors, with respect to the Sirius Common Stock owned by them, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such Sirius Common Stock except that Loral, as the parent company of SS/L, has the power to direct the receipt of dividends or the proceeds of sale of the Sirius Common Stock owned by SS/L and except, with respect to the Executive Officers and Directors, as otherwise set forth on Schedule I hereto.

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

            On October 14, 2002, Sirius entered into a Lock-Up Agreement with affiliates of Apollo Management, L.P. and The Blackstone Group L.P. and the members of the informal noteholders committee (including SS/L) pursuant to which each agreed to use commercially reasonable efforts to complete the restructuring as contemplated by the recapitalization plan or, if the minimum tender condition or any of the other conditions to the exchange offer are not satisfied or waived or Sirius is otherwise not able to complete the recapitalization plan, but the required acceptances have been received, to seek confirmation of the recapitalization plan, in accordance with the terms of the term sheet attached to the Lock-Up Agreement. Under the Lock-Up Agreement, SS/L agreed to tender all of its debt securities in the exchange offer and to vote to accept the prepackaged plan and to reject any plan of reorganization of Sirius that does not contain the terms of the restructuring substantially as set forth in the term sheet attached to the Lock-Up Agreement and further agreed not to transfer any of its Sirius debt securities unless the transferee agreed to be bound by the terms of the Lock-Up Agreement. The Lock-Up Agreement is attached hereto as Exhibit A and is incorporated by reference. The above description of the Lock-Up Agreement is qualified in its entirety by reference to the text of such agreement as incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

            The following exhibit is filed hereto:

Exhibit A         Lock-Up Agreement dated October 14, 2002 by and among Sirius
                  Satellite Radio, Inc., Apollo Investment Fund IV, L.P., Apollo
                  Overseas Partners IV, L.P., Blackstone CCC Capital Partners
                  L.P., Blackstone CCC Offshore Capital Partners L.P.,
                  Blackstone Family Investment Partnership III L.P., LJH
                  Partners, LP, Robert C. Fanch Revocable Trust, BCI Investments
                  II, LLC, Space Systems/Loral, Inc. and Lehman Commercial Paper
                  Inc.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 14, 2003

                                    SPACE SYSTEMS/LORAL, INC.

                                    By: /s/  Avi Katz
                                        ----------------------------------------
                                        Name:  Avi Katz
                                        Title: Vice President and Secretary


                                    LORAL SPACE & COMMUNICATIONS LTD.

                                    By: /s/  Avi Katz
                                        ----------------------------------------
                                        Name:  Avi Katz
                                        Title: Vice President and Secretary

                                                                      SCHEDULE I

      Set forth below is the name, position, present principal occupation and amount of beneficial interest in the shares of Sirius Common Stock, if any, of the directors and executive officers of Space Systems/Loral, Inc. Except as set forth below, the business address of each of these persons is 3825 Fabian Way, Palo Alto, California 94303. Each such person is a citizen of the United States.

          Directors and Executive Officers of Space Systems/Loral, Inc.

Name and Position in                                                       Number
Addition to Present                                                        of Shares        Percentage
Principal Occupation               Present Principal Occupation            Owned            Interest
--------------------               ----------------------------            -----            --------
Robert E. Berry                    Chairman of the Board of                    0                 N/A
                                   Directors

C. Patrick DeWitt                  Director, President and Chief               100              * (1)
                                   Operating Officer

Robert B. Hodes, Director          Counsel to Willkie Farr &                   0                N/A
                                   Gallagher
                                   787 Seventh Avenue
                                   New York, NY  10019

John Klineberg                     Director                                    0                N/A

Bernard L. Schwartz,               Chairman and Chief Executive                0                N/A
Director                           Officer of Loral Space &
                                   Communications Ltd.
                                   c/o Loral SpaceCom Corporation
                                   600 Third Avenue
                                   New York, NY  10016

Julie Bannerman                    Vice President and Assistant                0                N/A
                                   Secretary

Neil Barberis                      Senior Vice President                       0                N/A

Giovanni Celli                     Senior Vice President                       0                N/A

Arnold Friedman                    Senior Vice President                       0                N/A

----------
*     Less than one percent

(1) Held jointly with his wife with whom he shares voting and dispositive power.

Name and Position in                                                       Number
Addition to Present                                                        of Shares        Percentage
Principal Occupation                Present Principal Occupation           Owned            Interest
--------------------                ----------------------------           -----            --------
Ronald Haley                        Senior Vice President and                  0                N/A
                                    Assistant Treasurer

Christopher Hoeber                  Senior Vice President                      0                N/A

Avi Katz, Vice President            Vice President, General                    0                N/A
and Secretary                       Counsel and Secretary of
                                    Loral Space & Communications
                                    Ltd.
                                    c/o Loral SpaceCom Corporation
                                    600 Third Avenue
                                    New York, NY  10016

Richard P. Mastoloni, Vice          Vice President and Treasurer               0                N/A
President and Treasurer             of Loral Space &
                                    Communications Ltd.
                                    c/o Loral SpaceCom Corporation
                                    600 Third Avenue
                                    New York, NY  10016

Harvey B. Rein, Vice                Vice President and Controller              0                N/A
President and Controller            of Loral Space &
                                    Communications Ltd.
                                    c/o Loral SpaceCom Corporation
                                    600 Third Avenue
                                    New York, NY  10016

Richard J. Townsend,                Senior Vice President and                  0                NA
Senior Vice President               Chief Financial Officer of
and Chief Financial                 Loral Space & Communications
Officer                             Ltd.
                                    c/o Loral SpaceCom Corporation
                                    600 Third Avenue
                                    New York, NY  10016

Name and Position in                                                            Number
Addition to Present                                                             of Shares        Percentage
Principal Occupation                Present Principal Occupation                Owned            Interest
--------------------                ----------------------------                -----            --------
Janet T. Yeung, Vice                Vice President, Deputy General                0                N/A
President and Assistant             Counsel and Secretary of Loral
Secretary                           Space & Communications Ltd.
                                    c/o Loral SpaceCom Corporation
                                    600 Third Avenue
                                    New York, NY  10016

Eric J. Zahler, Executive           President and Chief Operating                 0                 N/A
Vice President                      Officer of Loral Space &
                                    Communications Ltd.
                                    c/o Loral SpaceCom Corporation
                                    600 Third Avenue
                                    New York, NY  10016

      Set forth below is the name, position, present principal occupation and amount of beneficial interest in the shares of Sirius Common Stock, if any, of the directors and executive officers of Loral Space & Communications Ltd. Except as set forth below, the business address of each of these persons is c/o Loral SpaceCom Corporation, 600 Third Avenue, New York, New York 10016. Each such person is a citizen of the United States.

      Directors and Executive Officers of Loral Space & Communications Ltd.

Name and Position in                                                            Number
Addition to Present                                                             of Shares        Percentage
Principal Occupation                Present Principal Occupation                Owned            Interest
--------------------                ----------------------------                -----            --------
Bernard L. Schwartz                 Chairman of the Board of                       0                N/A
                                    Directors and Chief Executive
                                    Officer

Eric J. Zahler                      Director, President and Chief                  0                N/A
                                    Operating Officer

Howard Gittis, Director             Director, Vice Chairman and                    0                N/A
                                    Chief Administrative Officer
                                    of MacAndrews & Forbes
                                    Holdings Inc.
                                    35 East 62nd Street
                                    New York, NY  10021

Robert B. Hodes, Director           Counsel to Willkie Farr &                      0                 N/A
                                    Gallagher
                                    787 Seventh Avenue
                                    New York, NY  10019

Gershon Kekst, Director             President of Kekst and                         0                 N/A
                                    Company Incorporated
                                    437 Madison Avenue
                                    New York, NY  10022

Charles Lazarus, Director           Chairman Emeritus of                           0                 N/A
                                    Toys "R" Us, Inc.
                                    960 Fifth Avenue
                                    New York, NY  10021

Name and Position in                                                            Number
Addition to Present                                                             of Shares        Percentage
Principal Occupation                Present Principal Occupation                Owned            Interest
--------------------                ----------------------------                -----            --------
Sally Minard, Director              Co-Chair of the Women's                      0                 N/A
                                    Leadership Forum of the
                                    Democratic National Committee
                                    133 East 62nd Street
                                    New York, NY  10021

Malvin A. Ruderman,                 Professor of Physics, Columbia               0                 N/A
Director                            University
                                    29 Washington Square West
                                    New York, NY  10011

E. Donald Shapiro,                  Joseph Solomon Distinguished                 0                 N/A
Director                            Professor of Law, New York
                                    Law School
                                    10040 East Happy Valley Road
                                    Scottsdale, AZ  85255

Arthur L. Simon, Director           Independent Consultant                       10,000               *
                                    971 Haverstraw Road
                                    Suffern, NY  10901

Daniel Yankelovich,                 Chairman of DYG, Inc. and                    0                 N/A
Director                            Viewpoint Learning, Inc.
                                    1855 Spindrift Drive
                                    La Jolla, CA  92037

Laurence D. Atlas                   Vice President, Government                   0                 N/A
                                    Relations - Telecommunications

Robert E. Berry, Senior             Chairman of the Board of                     0                 N/A
Vice President                      Directors of Space Systems/
                                    Loral, Inc.
                                    3825 Fabian Way
                                    Palo Alto, CA  94303

Jeanette H. Clonan                  Vice President, Communications               0                 N/A
                                    and Investor Relations

* Less than one percent

Name and Position in                                                            Number
Addition to Present                                                             of Shares        Percentage
Principal Occupation                Present Principal Occupation                Owned            Interest
--------------------                ----------------------------                -----            --------
C. Patrick DeWitt, Vice             Director, President and Chief                100                 *
President                           Operating Officer of Space
                                    Systems/Loral, Inc.
                                    3825 Fabian Way
                                    Palo Alto, CA  94303

Terry J. Hart, Vice                 President of Loral Skynet                    500                 *
President                           500 Hills Drive
                                    Bedminster, NJ  07921

Stephen L. Jackson                  Vice President, Administration               0                 N/A

Avi Katz                            Vice President, General Counsel              0                 N/A
                                    and Secretary

Russell R. Mack                     Vice President, Business Ventures            0                 N/A

Richard Mastoloni                   Vice President and Treasurer                 0                 N/A

Harvey B. Rein                      Vice President and Controller                0                 N/A

Richard J. Townsend                 Senior Vice President and                    0                 N/A
                                    Chief Financial Officer

Janet T. Yeung                      Vice President, Deputy General               0                 N/A
                                    Counsel and Assistant Secretary

----------
* Less than one percent

                                                                     SCHEDULE II

          TRANSACTIONS IN SHARES DURING THE PERIOD COMMENCING FROM THE 60-DAY PERIOD PRECEDING MARCH 14, 2003 THROUGH THE DATE HEREOF

                                                                              Price
           Name                               Date            Shares        per Share        A/S *
----------------------------               ---------          ------        ---------        -----
Arthur L. Simon                            01/31/03           10,000          $1.19             A

Space Systems/Loral, Inc. **               N/A                   N/A            N/A           N/A

Space Systems/Loral, Inc. ***              03/13/03        2,000,000          $ .41             S

----------

* "A" indicates an acquisition of shares of Sirius Common Stock and "S" indicates a sale of shares of Sirius Common Stock.

** SS/L Beneficially Owns 58,964,981 shares of Sirius common stock, acquired directly from Sirius in connection with Sirius' exchange offer for all of its outstanding debt.


*** This sale transaction will settle on March 18, 2003, at which time SS/L's percentage interest in the Sirius Common Stock would be reduced to 6.2%.